UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D/A
                                 (RULE 13D-2(A)


                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*


                              MEGADATA CORPORATION
                         ------------------------------
                                (Name of Issuer)


                         COMMON SHARES, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    58514510
                                 --------------
                                 (CUSIP Number)


                          YITZHAK N. BACHANA, PRESIDENT
                                DATA PROBE, INC.
                    49 EAST 21ST STREET, NEW YORK, NY 10010
                                 (212) 228-6800
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  September 13, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.      [ ]

Check the following box if a fee is being paid with this statement.         [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58514510                   SCHEDULE 13D/A                 PAGE 2 OF 3



1.NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DATA PROBE, INC.
     EIN:13-2590339

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2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [ ]
                                                              (B)  [X]


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3.SEC USE ONLY


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4.SOURCE OF FUNDS

       N/A

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5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]



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6.CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

  7. SOLE VOTING POWER                                      329,400


  8. SHARED VOTING POWER


  9. SOLE DISPOSITIVE POWER
                                                            329,400

 10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          329,400
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ X ]

     Yitzhak N. Bachana, a director of the issuer, owns 57.2% of the outstanding shares of Data Probe, Inc. The amount set forth above and the percentage set forth below does not include these shares.


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.1
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14. TYPE OF REPORTING PERSON*

          CO
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


CUSIP NO. 58514510                  SCHEDULE 13D                    PAGE 3 OF 3



                                       13D
                             Additional Information


Item #
1.(a) Name of Issuer:
      MEGADATA CORPORATION

  (b) Address of Issuer's Principal Executive Offices:
      35 ORVILLE DRIVE, BOHEMIA, NEW YORK 11716-2598

2.(a) Name of Person Filing:
      DATA PROBE, INC.

  (b) Address of Principal Business Office for Each of the Above:
      49 EAST 21ST STREET, NEW YORK, NY 10010

  (c) PRINCIPAL OCCUPATION During the last five years, Data Probe, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction resulting in, or otherwise subject to, a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

  (d)


  (e)


  (f)Citizenship:


3. Source and Amount of Funds or Other Consideration:
   Not Applicable.


4. Purpose of the Transaction:
   Not Applicable.


5. Interest in Securities of the Issuer:

   (a) 329,400 shares, or 13.1% of the class of outstanding securities.

   (b) all shares are owned directly and Data Probe, Inc. has sole voting power and sole power to direct the disposition of all shares.

   (c) effective September 5, 2000, Data Probe, Inc. sold an aggregate of 150,000 of its common shares to five individuals, in a privately negotiated transaction, and received cash consideration of $1.25 per share.

   (d) not applicable.

   (e) not applicable.


6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

    Not applicable.


7.  Materials to be Filed as Exhibits

    Not applicable.

CUSIP NO. 58514510                  SCHEDULE 13D                    PAGE 4 OF 3




                                   SIGNATURE



        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of                       Signature By:  /s/ YITZHAK N. BACHANA
                                               ------------------------
Dated on: September 13, 2000                     Yitzhak N. Bachana, President